UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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06049729

FORM SE

RECD S.E.C.
OCT 1 2 2006
1086

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Campbell Soup Company
Exact name of registrant as specified in charter

0000016732
Registrant CIK Number

Notice of Annual Shareowners Meeting to be held November 16, 2006 + 2006 Proxy Statement
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-3822
SEC file number, if available

S-__________ ____________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

PROCESSED
OCT 2 3 2006
THOMSON FINANCIAL

C-__________ ____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

____
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

✓ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camden, State of New Jersey, 2006.

Campbell Soup Company
(Registrant)

By: [signature]
(Name)

Vice President + Corporate Secretary
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20___, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (06-06)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RETURN TO SHAREOWNERS* PERFORMANCE GRAPH

The following graph compares the cumulative total shareowner return (TSR) on the Company's stock with the cumulative total return of the Standard & Poor's Packaged Foods Index (the "S&P Packaged Foods Group") and the Standard & Poor's 500 Stock Index (the "S&P 500"). The graph assumes that $100 was invested on July 31, 2001, in each of Campbell stock, the S&P Packaged Foods Group and the S&P 500, and that all dividends were reinvested.

RETURN TO SHAREOWNERS*


180
160
140
120
100
80
60
40
20
0
$152
$136
$115
2001
2002
2003
2004
2005
2006
(7/28/06)
CAMPBELL
S&P 500
S&P PACKAGED FOODS

* Stock Appreciation Plus Dividend Reinvestment
Campbell closing price was $36.77 on July 28, 2006

	2001	2002	2003	2004	2005	2006
CAMPBELL	100	85	93	102	125	152
S&P 500 INDEX	100	77	85	96	109	115
S&P PACKAGED FOOD INDEX	100	105	108	126	136	136

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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Electronic Delivery Option

Now there is a new and easy way for you to receive important shareholder information such as the Annual Report, Notice of Meeting and proxy-related materials - electronically. By registering for this service, you will enjoy convenient and timely access to company documents and help reduce high printing and postage costs, creating better shareholder value while at the same time helping the environment.

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☑ **Yes, please update my delivery preference to receive future annual meeting materials electronically. I have read and agreed to the** Terms and Conditions **for electronic delivery.**

Email Address: name@company.com

Email Address Confirmation: name@company.com

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Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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Current Address

1 demo street
Big Apple
New Jersey
Change of Address

-[Name of holder will appear here]-

This Proxy is Solicited on Behalf of the Board of Directors for the Annual Meeting on November 16, 2006

The undersigned hereby appoints Douglas R. Conant, or, in his absence, Ellen O. Kaden or, in the absence of both of them, John J. Furey, and each or any of them, proxies with full power of substitution in each, to vote all shares the undersigned is entitled to vote, at the Annual Meeting of Shareowners of Campbell Soup Company to be held at Sheraton Great Valley Hotel, 707 East Lancaster Ave., Frazer, Pennsylvania at 2:30 p.m., Eastern Time on November 16, 2006, and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to on the reverse side hereof. If the undersigned is a participant in one of the Campbell Soup Company Savings Plus Plans or in the Group RRSP and Savings Plan (any of such plans, a "Savings Plan"), then the undersigned hereby directs the respective trustee of the applicable Savings Plan to vote all shares of Campbell Soup Company Stock in the undersigned's Savings Plan account at the aforesaid Annual Meeting and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to on the reverse side hereof.

The Board recommends a vote FOR Items 1 and 2 and AGAINST Item 3.

☐ **Check this box to cast your vote in accordance with the recommendations of Campbell Soup Company Management**

Election of Directors
The Board of Directors recommends a vote **FOR** the listed nominees.

○ **FOR all Nominees** ○ **WITHHOLD vote from all Nominees**

○ **FOR all Nominees EXCEPT those selected below**

- ☐ 01 - Edmund M. Carpenter
- ☐ 02 - Paul R. Charron
- ☐ 03 - Douglas R. Conant
- ☐ 04 - Bennett Dorrance
- ☐ 05 - Kent B. Foster
- ☐ 06 - Harvey Golub
- ☐ 07 - Randall W. Larrimore
- ☐ 08 - Philip E. Lippincott
- ☐ 09 - Mary Alice D. Malone

- ☐ 10 - Sara Mathew
- ☐ 11 - David C. Patterson
- ☐ 12 - Charles R. Perrin
- ☐ 13 - A. Barry Rand
- ☐ 14 - George Strawbridge, Jr.
- ☐ 15 - Les C. Vinney
- ☐ 16 - Charlotte C. Weber

Issues

2. Ratification of Appointment of the Independent Registered Public Accounting Firm. ○ FOR ○ AGAINST ○ ABSTAIN

3. Shareowner Proposal on Sustainability Report ○ FOR ○ AGAINST ○ ABSTAIN

I wish to obtain a ticket of admission to the meeting. ○ YES ○ NO

Choose your voting options above and click "Continue" to view a summary of your voting instructions

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Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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Current Address

1 demo street
Big Apple
New Jersey
Change of Address

-[Name of holder will appear here]-

This Proxy is Solicited on Behalf of the Board of Directors for the Annual Meeting on November 16, 2006

The undersigned hereby appoints Douglas R. Conant, or, in his absence, Ellen O. Kaden or, in the absence of both of them, John J. Furey, and each or any of them, proxies with full power of substitution in each, to vote all shares the undersigned is entitled to vote, at the Annual Meeting of Shareowners of Campbell Soup Company to be held at Sheraton Great Valley Hotel, 707 East Lancaster Ave., Frazer, Pennsylvania at 2:30 p.m., Eastern Time on November 16, 2006, and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to on the reverse side hereof. If the undersigned is a participant in one of the Campbell Soup Company Savings Plus Plans or in the Group RRSP and Savings Plan (any of such plans, a "Savings Plan"), then the undersigned hereby directs the respective trustee of the applicable Savings Plan to vote all shares of Campbell Soup Company Stock in the undersigned's Savings Plan account at the aforesaid Annual Meeting and at any adjournments thereof, on all matters coming before the meeting, including the proposals referred to on the reverse side hereof.

The Board recommends a vote FOR Items 1 and 2 and AGAINST Item 3.

☐ Check this box to cast your vote in accordance with the recommendations of Campbell Soup Company Management

Election of Directors
The Board of Directors recommends a vote **FOR** the listed nominees.

◉ **FOR all Nominees** ○ **WITHHOLD vote from all Nominees**

○ **FOR all Nominees EXCEPT those selected below**

- ☐ 01 - Edmund M. Carpenter
- ☐ 02 - Paul R. Charron
- ☐ 03 - Douglas R. Conant
- ☐ 04 - Bennett Dorrance
- ☐ 05 - Kent B. Foster
- ☐ 06 - Harvey Golub
- ☐ 07 - Randall W. Larrimore
- ☐ 08 - Philip E. Lippincott
- ☐ 09 - Mary Alice D. Malone

☐ 10 - Sara Mathew

☐ 11 - David C. Patterson

☐ 12 - Charles R. Perrin

☐ 13 - A. Barry Rand

☐ 14 - George Strawbridge, Jr.

☐ 15 - Les C. Vinney

☐ 16 - Charlotte C. Weber

Issues

2. Ratification of Appointment of the Independent Registered Public Accounting Firm.	◉ FOR ○ AGAINST ○ ABSTAIN
3. Shareowner Proposal on Sustainability Report	○ FOR ◉ AGAINST ○ ABSTAIN
I wish to obtain a ticket of admission to the meeting.	○ YES ◉ NO

Choose your voting options above and click "Continue" to view a summary of your voting instructions

Continue

Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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PROXY CONFIRMATION - Please verify your voting preferences below and click "Submit" at the bottom of the screen to register your vote.

Election of Directors
The Board of Directors recommends a vote **FOR** the listed nominees.

(•) **FOR all Nominees** ( ) **WITHHOLD vote from all Nominees**

( ) **FOR all Nominees EXCEPT those selected below**

- [ ] 01 - Edmund M. Carpenter
- [ ] 02 - Paul R. Charron
- [ ] 03 - Douglas R. Conant
- [ ] 04 - Bennett Dorrance
- [ ] 05 - Kent B. Foster
- [ ] 06 - Harvey Golub
- [ ] 07 - Randall W. Larrimore
- [ ] 08 - Philip E. Lippincott
- [ ] 09 - Mary Alice D. Malone
- [ ] 10 - Sara Mathew
- [ ] 11 - David C. Patterson
- [ ] 12 - Charles R. Perrin
- [ ] 13 - A. Barry Rand
- [ ] 14 - George Strawbridge, Jr.
- [ ] 15 - Les C. Vinney
- [ ] 16 - Charlotte C. Weber

Issues

2. Ratification of Appointment of the Independent Registered Public Accounting Firm.	**FOR**
3. Shareowner Proposal on Sustainability Report	**AGAINST**

I wish to obtain a ticket of admission to the meeting. **NO**

If you wish to register your voting preferences as indicated, press 'Submit' to continue. If you wish to change your voting preferences, use the 'Back' button below.

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Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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Campbell Soup Company

Campbell Soup Company - Annual Meeting of Shareowners

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Campbell Soup Company
c/o Computershare Investor Services
250 Royall Street
Canton, MA 02021

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